Exhibit 99.2

UNITED STATES OF AMERICA

Before the

COMMODITY FUTURES TRADING COMMISSION

)
)
In the Matter of:	)
HSBC Bank plc,	)
) CFTC Docket No. 15 – 07
Respondent.	)
)

ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTIONS 6(c)(4)(A) AND 6(d) OF THE COMMODITY EXCHANGE ACT, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS

I.

The Commodity Futures Trading Commission (“Commission”) has reason to believe that HSBC Bank plc (“Respondent” or “HSBC”) has violated the Commodity Exchange Act (the “Act”) and Commission Regulations (“Regulations”). Therefore, the Commission deems it appropriate and in the public interest that public administrative proceedings be, and hereby are, instituted to determine whether Respondent engaged in the violations set forth herein, and to determine whether any order shall be issued imposing remedial sanctions.

II.

In anticipation of the institution of an administrative proceeding, Respondent has submitted an Offer of Settlement (“Offer”), which the Commission has determined to accept. Without admitting or denying the findings or conclusions herein, Respondent herein consents to the entry, and acknowledges service of, this Order Instituting Proceedings Pursuant to Sections 6(c)(4)(A) and 6(d) of the Commodity Exchange Act, Making Findings, and Imposing Remedial Sanctions (“Order”).1

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1Respondent consents to the entry of this Order and to the use of these findings in this proceeding and in any other proceeding brought by the Commission or to which the Commission is a party; provided, however, that Respondent does not consent to the use of the Offer, or the findings or conclusions in this Order, as the sole basis for any other proceeding brought by the Commission, other than in a proceeding in bankruptcy or to enforce the terms of this Order. Nor does Respondent consent to the use of the Offer or this Order, or the findings or conclusions in this Order consented to in the Offer, by any other party in any other proceeding. Neither the Offer nor the Order confers any rights to any party other than the Commission and HSBC.

III.

The Commission finds the following:

A. Summary

From 2009 through mid-2012 (“Relevant Period”), HSBC, by and through certain foreign exchange desk traders (“FX traders”), at times, sought to benefit its own trading positions or those of certain FX traders at other banks by attempting to manipulate, and aiding and abetting other banks in their attempts to manipulate certain FX benchmark rates, principally the World Market/Reuters Closing Spot Rates (“WM/R Rates”).

The WM/R Rates are the most widely referenced FX benchmark rates in the United States and globally. The WM/R Rates are used to establish the relative values of different currencies, and reflect the rates at which one currency is exchanged for another currency. Most of the WM/R Rates at issue here are set or fixed based on trading activity of market participants, including HSBC and other banks, at various times throughout the day. The most widely used WM/R Rate is set or fixed at 4 p.m. London time (“4 p.m.WM/R fix”).

FX benchmark rates, including the WM/R Rates, are used to price a variety of transactions including foreign exchange swaps, cross currency swaps, spot transactions, forwards, options, futures, and other financial derivative instruments. The most actively traded currency pairs are the Euro/U.S. Dollar (EUR/USD), U.S. Dollar/Japanese Yen (USD/YEN), and British Pound Sterling/U.S. Dollar (GBP/USD). Accordingly, the integrity of the WM/R Rates and other FX benchmark rates is critical to the integrity of the markets in the United States and around the world.

At times, during the Relevant Period, certain FX traders at HSBC coordinated their trading with FX traders at other banks to attempt to manipulate certain FX benchmark rates, including the 4 p.m. WM/R fix, to their benefit. These FX traders at HSBC and other banks used private electronic chat rooms to communicate and plan their attempts to manipulate the FX benchmark rates for certain currency pairs.2 Certain FX traders at HSBC regularly participated in numerous private chat rooms. At times, in certain chat rooms, HSBC FX traders disclosed confidential customer order information and trading positions, altered trading positions to accommodate the interests of the collective group, and agreed on trading strategies as part of an effort by the group to attempt to manipulate certain FX benchmark rates, in some cases downward and in some cases upward.

HSBC FX traders’ attempts to manipulate certain FX benchmark rates related principally to the GBP/USD currency pair. The wrongful conduct involved primarily two traders on the London G10 FX trading desk. This conduct occurred at times over the course of the Relevant Period without detection by HSBC, in part, because of internal controls and supervisory failures

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2Some FX traders involved in certain chat rooms at issue herein were responsible for managing their re-spective banks’ FX desks.

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at HSBC. HSBC failed to adequately assess the risks associated with its participation in the fixing of WM/R benchmark rates and certain other FX benchmark rates. HSBC also lacked adequate internal controls or procedures to detect and deter possible misconduct involving certain FX benchmark rates and failed to adequately supervise its FX traders by, among other shortcomings, failing to have adequate controls and monitoring over the use of electronic chat rooms.

The Commission notes that some of this conduct occurred during the same period that HSBC was on notice that the CFTC and other regulators were investigating attempts by certain banks to manipulate the London Interbank Offered Rate (“LIBOR”) and other interest rate benchmarks.

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In accepting HSBC’s Offer, the Commission recognizes the Respondent’s significant cooperation during the CFTC’s Division of Enforcement’s (“Division”) investigation of this matter, which included providing important information and analysis to the Division that helped the Division efficiently and effectively undertake its investigation. In addition, the Commission acknowledges that HSBC initiated its own internal investigation into FX trading prior to the Division’s investigation. The Commission also recognizes that HSBC has commenced significant remedial action to strengthen the internal controls and policies relating to foreign exchange benchmarks and internal and external communications by HSBC employees.

B. Respondent

HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc (“the HSBC group”). HSBC is a full service bank, headquartered in London, with operations in four business segments: Retail Banking and Wealth Management; Commercial Banking; Global Banking and Markets; and Global Private Banking. HSBC’s London G10 FX trading desk is part of the Global FX and Commodities business, a business line within Global Banking and Markets.

C. Facts

1. The Foreign Exchange Market

The foreign exchange (“FX”) market, in which traders are able to buy, sell, exchange, and speculate on currencies, is one of the world’s largest and most actively traded financial markets. According to the Bank of International Settlements (“BIS”), trading in global foreign exchange markets averaged $5.3 trillion per day in April 2013. Currencies are traded in pairs and the transacted rate represents the rate to exchange one currency for another currency. The U.S. Dollar is the dominant currency in the FX market. The exchange of the U.S. Dollar for another currency accounts for an estimated 87% of global FX market activity. The most actively traded currency pairs are the Euro/U.S. Dollar (EUR/USD), U.S. Dollar/Japanese Yen (USD/YEN), and British Pound Sterling/U.S. Dollar (GBP/USD). Participants in the FX market include banks, investment firms, commercial companies, central banks, hedge funds, and retail customers. The FX market is comprised of many instruments including spot, forwards, swaps, futures, and option contracts.

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2. WM/R Rates Overview

The WM/R Rates, one of the leading and most widely referenced FX benchmark rates, are calculated multiple times daily, including at 4 p.m. London time, which is commonly referred to as the “4 p.m. fix.”3 For twenty-one of the most liquid currencies (the “trade currencies”), the 4 p.m. fix is based on actual trades, using bids and offers extracted from a certain electronic trading system during a one minute window (“fix period”). WM/Reuters determines the bid and offer rates based on the captured transacted rate and the bid-offer spread. WM/Reuters then calculates the median of these bid and offer rates and from these medians determines a “mid trade rate.” If there are not enough trades, WM/Reuters calculates a “mid order rate.” All orders and transactions are weighted equally, regardless of their notional sizes.

The WM/R Rates for the other 139 less liquid currencies (the “non-trade currencies”) are set by similar methodology. Because these currencies are less liquid, WM/Reuters relies on indicative quotes (submissions) derived from a Reuters computer feed that solicits “indications of interest” from market participants as part of its fixing methodology. WM/Reuters captures independent snapshots of indicative quotes for bids and offers, and selects the median rate from these quotes as the 4 p.m. WM/R fix.

WM/Reuters also provides fix rates for forward and non-deliverable forward contracts using methodology similar to that used for non-trade currencies. Fix rates for forward and non- deliverable forward contracts are published using a premium or discount to the spot rate for the relevant currency pair.

Other FX benchmark rates are also priced through the use of indicative rates. For instance, the Russian Ruble/U.S. Dollar Emerging Markets Trade Association (“EMTA”) benchmark rates are based on indicative rates submitted by market participants to the Chicago Mercantile Exchange (“CME”), which takes the midpoint of submitted bid offer pairs that it randomly selects, discards the highest and lowest midpoints, and calculates the final benchmark rate using the mean of the remaining midpoints.

FX futures contracts are connected to FX benchmark rates. The CME Russian Ruble/U.S. Dollar (RUB/USD) futures contract, for instance, is a cash settled futures contract for which the final settlement rate, a component of the contract’s price, is equal to the reciprocal of the EMTA Russian Ruble/U.S. Dollar benchmark rate. Exchange rates in many actively traded CME FX futures contracts, including the Euro/U.S. Dollar (EUR/USD) futures, the U.S. Dollar/Japanese Yen (USD/JPY) futures, and British Pound Sterling/U.S. Dollar (GBP/USD) futures, track rates in spot FX markets at near parity after adjusting for the forward differential, or adding or subtracting “forward points.” Speculative traders employ strategies that seek to capture short-lived arbitrage opportunities between FX futures and spot contracts. Since 2012,

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3 Another important benchmark is the European Central Bank (“ECB”) rate set by the ECB at 1:15 p.m. London time. Though less widely referenced than the WM/R Rate, the ECB Rates are also used by a wide range of participants, specifically non-financial corporates, and are important for the non-deliverable forwards market. See Financial Stability Board Foreign Exchange Benchmarks Final Report at 1 (September 30, 2014).

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the CME provides clearing and other services for cash-settled Over the Counter FX Spot, Forward, Swaps, and Non-Deliverable Forward (NDF) contracts. The contracts cover 26 currency pairs, including EUR/USD, USD/JPY, and GBP/USD, and are cash-settled based on the 4 p.m. WM/R fix.

3.	HSBC Traders’ Attempts to Manipulate Foreign Exchange Market Benchmark Rates

In late 2008, following the financial crisis, liquidity and volume in the FX market increased as many financial institutions and other market participants sought to exchange currencies. The increase in volume and liquidity allowed HSBC FX traders and traders at other banks to take advantage of this trading opportunity, specifically during the FX benchmark rate fixing periods.

During the Relevant Period, certain FX traders on HSBC’s London G10 FX trading desk had and/or developed relationships with certain FX traders at other banks, and they increasingly used private chat rooms to communicate and share information with each other. Certain FX traders at HSBC routinely participated in the chat rooms. Often, these FX traders had multiple chat rooms open simultaneously on their trading terminals, and within a chat, the traders often focused on a particular currency pair. Being a member of certain chat rooms was sometimes exclusive and by invitation only.

These chat rooms were the vehicles through which certain HSBC FX traders, primarily on the London G10 FX trading desk, and traders at other banks sought to benefit their own trading positions by jointly attempting to manipulate certain FX benchmark rates, including the 4 p.m. WM/R fix. Certain chat room participants used code words to evade detection by their banks’ compliance monitoring systems.

At times, during the Relevant Period, in their attempts to manipulate certain FX benchmark rates, principally the WM/R Rates (up or down), HSBC FX traders exchanged the size and direction of the Bank’s net orders with FX traders at other banks and used this information to attempt to coordinate trading strategies. The traders then used this information to enable one or more traders to attempt to manipulate the FX benchmark rates, particularly the 4 p.m. WM/R fix, prior to and during the relevant fixing period. This conduct at HSBC involved principally two traderson HSBC’s London G10 FX trading desk.

For example, in one of the chat rooms, if a trader determined that he had fix orders in the opposite direction to the chat room group’s overall net fixing position as they approached the fixing window, that trader may have transacted before the fix period with traders outside the private chat room, a practice known by market participants as “netting off,” rather than transact with other traders within the chat room.4 In certain cases, the goal of this trading strategy was to maintain the volume of orders held by chat room members in the direction favored by the

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4 The Commission does not consider that the netting off of orders (or the decision not to net off) ahead of fixes is inappropriate in all circumstances.

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majority of the private chat room members and limit orders being executed in the opposite direction during the fix window.

If traders in the chat room had net orders in the same direction as what they desired the rate movement at the fix to be, then the traders would at times either (1) match off these orders with traders outside of the chat room in an attempt to reduce the volume of orders in the opposite direction transacted during the fix period; (2) transfer their orders to a single trader within the chat room who could then execute a single order during the fix period; or (3) transact with traders outside of the chat room to increase the volume traded by chat room members during the fix window in the direction favored by the private chat room traders. At times, traders also increased the volume traded by them at the fix in the direction favored by the chat room traders in excess of the volume necessary to manage the risk associated with their bank’s net buy or sell orders at the fix. At times, these actions were undertaken in order to attempt to manipulate the benchmark rate set during the fix period.

For example, on one day during the Relevant Period, in a chat room5 in which a trader on HSBC’s London G10 FX trading desk (“HSBC Trader”) and three traders at other banks or investment firms participated, the traders engaged in the following series of chats:

At 2:50 pm, the HSBC trader and a trader at Bank W disclose in the chat room that they are net sellers (“lhs”) in cable:6

Bank W Trader 1:	2:50:21 pm:	early days but im a seller cable at fix [. . .]
Bank S Trader:	3:11:43 pm:	here also
Bank R Trader:	3:24:50 pm:	u got much to do in fix [Bank Trader W]
Bank W Trader 1:	3:25:07 pm:	im seller 130 cable that it [. .. .]
Bank W Trader 1:	3:28:02 pm:	hopefulyl a fe wmore get
same way and we can team whack it
Bank R Trader:	3:28:17 pm:	ill do some digging [. .. .]
Bank W Trader 1:	3:36:13 pm:	im seller 170 gbp atmofix
Bank R Trader:	3:36:26 pm:	we sellers of 40

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5The communications quoted in this Order contain shorthand trader language and many typographical errors. The shorthand and errors are explained in brackets within the quotations only when deemed necessary to assist with understanding the discussion.

6 The GBP/USD currency pairing is routinely referred to by traders as “cable.” When a FX trader has orders to sell GBP, it is often referred to as being on the left-hand side or “lhs” (i.e., GBP is listed on the left hand side of the GBP/USD currency pair). If a FX trader references right hand side or “rhs,” it indicates that the FX trader is a buyer of GBP (seller of USD) (i.e., USD is listed on the right hand side of the GBP/USD currency pair).

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HSBC Trader:	3:38:26 pm:	lhs in cable at the fix
HSBC Trader:	3:38:29 pm:	good amount

As the 4 p.m. fix period closes, the participants in the chat room made the following statements:

Bank R Trader:	4:00:35 pm:	well done gents
Bank W Trader 1:	4:01:56 pm:	hooray nice team work
HSBC Trader:	4:02:22 pm:	nice one mate

Simultaneously, in a separate, private chat room prior to the close of the fix period, HSBC Trader informs Bank W Trader 2 at 3:25 pm that he should buy cable at the fix. Shortly thereafter, HSBC Trader tells Bank W Trader 2 that he has a net sell order of approximately 400 million cable at the fix, and Bank W Trader 2 says he is a seller of 150 million cable at the fix:

HSBC Trader:	3:25:19 pm:	get lumpy cable at the fix ok
Bank W Trader 2:	3:25:32 pm:	ta mate
Bank W Trader 2:	3:25:35 pm:	150 here
HSBC Trader:	3:25:46 pm:	400 odd here
HSBC Trader:	3:25:50 pm:	lets go
Bank W Trader 2:	3:26:00 pm:	yeah baby
HSBC Trader:	3:26:03 pm:	[Bank W Trader 1] is too [. . .]
Bank W Trader 2:	3:27:00 pm:	sry thats the [Bank W] flow
Bank W Trader 2:	3:27:23 pm:	[Bank W Trader 1] gets 150
HSBC Trader:	3:28:26 pm:	so its 150 all day wiht you
guys? [. . .]
Bank W Trader 2:	3:36:34 p.m.:	170 here

As the 4 p.m. fix period closes, HSBC Trader and the other participants in the chat room made the following statements:

Bank W Trader 2:	4:01:03 pm:	nice job mate
HSBC Trader:	4:03:34 p.m.:	haha
HSBC Trader:	4:03:40 pm:	i sold a lot up there
HSBC Trader:	4:03:46 pm:	and over sold by 100
HSBC Trader:	4:03:48 pm:	hahaha [. . .]
Bank W Trader 2:	4:04:06 pm:	sweet nice job [. . .]
Bank W Trader 2:	4:05:04 p.m.:	bravo
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At the same time, HSBC Trader discloses he is selling at the fix in yet another private chat with a trader at Bank V prior to the close of the fix period, at 3:28 pm:

HSBC Trader:	3:28:45 pm:	lhs in about 300 quid cable for the fix
Bank V Trader:	3:28:54 p.m.:	sweet
HSBC Trader:	3:29:42 pm:	can you do some digging and seeif anyoine is that way
Bank V Trader:	3:29:52 pm:	ofcourse mate
Bank V Trader:	3:34:49 pm:	im getting 83 at mom mate
HSBC Trader:	3:34:56 pm:	nice [. .. .]
Bank V Trader:	3:37:38 pm:	someone tells a guy here he is
getting 170 cble at fix
Bank V Trader:	3:43:28 pm:	see that [HSBC Trader]
HSBC Trader:	3:43:57 pm:	thx

As the 4 p.m. fix period ends, Bank V Trader and HSBC Trader continue:

Bank V Trader:	4:00:51 pm:	have that my son
Bank V Trader:	4:00:52 pm:	hahga
Bank V Trader:	4:00:56 pm:	v nice mate
HSBC Trader:	4:04:53 pm:	that worked nice mate
Bank V Trader:	4:05:44 p.m.:	big time mate.

In a fourth chat room, HSBC Trader discloses his position with traders at other banks prior to the close of the fix period. The traders starting at 3:36 pm share information about the size and direction of the net orders at the fix period:

Bank W Trader 2: Bank Z Trader:	3:36:18 pm: 3:36:48 pm:	see first seller now you gettingt betty[7] on the mumble still [Bank W Trader 2] ?
Bank Z Trader:	3:36:51 pm:	we have nowt
Bank W Trader 2:	3:36:56 pm:	yep
Bank W Trader 2:	3:36:59 pm:	170
Bank Z Trader:	3:37:05 pm:	ta
Bank Z Trader:	3:37:21 pm:	get it up to 60/70 then bash the fck out of it
HSBC Trader:	3:38:26 pm:	lhs in cable at the fix
HSBC Trader:	3:38:29 pm:	good amount
Bank Z Trader:	3:38:35 pm:	ta
[. . .]

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7 Like the term “cable”, “betty” is also a shorthand name for British Pound Sterling used by some FX traders.

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Bank Z Trader:	4:00:28 pm:	nice work gents

While participating in the four separate chat rooms referenced above, at 3:38 pm, HSBC Trader simultaneously commented in three additional chat rooms in which traders from Bank V, Bank W, and Bank N also participated in, that he was “lhs in cable at the fix” and “good amount.”

Commencing at 3:43 pm, in another private chat, Bank W Trader 1 told HSBC Trader that another firm, which was not a participant in the chat room, was “building” in the opposite direction to them and would be buying at the fix. At 3:43 pm, Bank W Trader 1 then reported that he has taken action to net off against this order, which would be in the opposite direction at the fix than Bank W Trader 1’s and HSBC Trader’s positions:

Bank W Trader 1:	3:43:52 pm:	right ive taken him out
Bank W Trader 1:	3:43:58 pm:	he paid me for 186
HSBC Trader:	3:44:09 pm:	ok thx
Bank W Trader 1:	3:44:15 pm:	so shud have giot rid of main buyer for u
Bank W Trader 1:	3:44:58 pm:	im stilla seller of 90
Bank W Trader 1:	3:45:06 pm:	gives us a chance and ive paid a load of bro ha
Bank W Trader 1:	4:05:03 pm:	yeah babyxx
Bank W Trader 1:	4:05:11 pm:	[HSBC Trader] [Bank W Trader 1] combo boom
HSBC Trader:	4:05:22 pm:	loved that mate
HSBC Trader:	4:05:26 pm:	worked lovely
HSBC Trader:	4:05:34 pm:	pity we couldn’t get it below
the 00

In another chat room, HSBC Trader and a different trader at Bank W discuss unloading positions just prior to the fix period commencing at 3:54 p.m.:

Bank W Trader 3:	3:54:32 pm:	can u let me know when are down to your last tenner
HSBC Trader:	3:55:02 pm:	ok
HSBC Trader:	3:55:10 pm:	i’m down to my last tenner
Bank W Trader 3:	3:55:17 pm:	ok ta
Bank W Trader 3:	3:55:41 pm:	just sold some more
HSBC Trader:	3:55:49 pm:	hahaha
Bank W Trader 3:	3:55:51 pm:	hehehe
Bank W Trader 3:	4:00:57 pm:	nice on[e] son
HSBC Trader :	4:03:15 pm:	learnt from a good fella
Bank W Trader 3:	4:15:43 pm:	there u go
Bank W Trader 3:	4:16:48 pm:	go early, move it, hold it,
push it
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HSBC Trader’s practice of communicating confidential information (i.e., size and direction of orders) and similar information soliciting and directing banks to follow suit during the fix period, in an effort to benefit his trading positions by jointly attempting to manipulate benchmark exchange rates, continued on various days in 2011 and 2012 until he left HSBC in mid-2012.

In addition to HSBC Trader, at least one other HSBC FX trader received or disseminated information in chat rooms which involved confidential size and direction orders and used this information to attempt to manipulate benchmark exchange rate. For example, one day during the Relevant Period, this HSBC FX trader accumulated orders from another trader and through brokers to sell a large volume during the fix period in order to have more influence over the benchmark exchange rate.

4. Respondent Lacked Adequate Internal Controls

During the Relevant Period, HSBC failed to adequately assess the risks associated with its FX traders participating in the fixing of certain FX benchmark rates. HSBC also lacked adequate internal controls in order to prevent its FX traders from engaging in improper communications with certain FX traders at other banks. HSBC lacked sufficient policies, procedures, and training specifically governing participation in trading around the FX benchmarks rates and had inadequate policies pertaining to, or insufficient oversight of, its FX traders’ use of chat rooms or other electronic messaging.

After the Relevant Period, in December 2012, HSBC banned multi-bank chat rooms for its FX personnel. In mid-2013, HSBC commenced an internal investigation of possible misconduct by its FX traders relating to foreign exchange benchmarks. HSBC has undertaken certain remedial measures to improve its internal controls.

IV.

LEGAL DISCUSSION

A.	Respondent, Through the Acts of Traders, Attempted to Manipulate FX Benchmark Rates

Together, Sections 6(c),8 6(d), and 9(a)(2) of the Act prohibit acts of attempted manipulation. 7 U.S.C. §§ 9, 13b and 13(a)(2) (2012). Section 9(a)(2) of the Act makes it unlawful for “[a]ny person to . . . attempt to manipulate the price of any commodity in interstate commerce, or for future delivery on or subject to the rules of any registered entity . . . .” 7 U.S.C. § 13(a)(2) (2012). Sections 6(c) and 6(d) of the Act authorize the Commission to serve a complaint and provide for the imposition of, among other things, civil monetary penalties and cease and desist orders if the Commission “has reason to believe that any person” has attempted

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8 Section 6(c) was amended effective August 15, 2011. For conduct occurring on or after that date, the relevant is now Section 6(c)(4)(A), 7 U.S.C. § 9(4)(A) (2012).

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to manipulate the market price of any commodity, in interstate commerce, or otherwise is violating or has violated any of the provisions of the Act. 7 U.S.C. §§ 9,13b (2012).

With respect to conduct on or after August 15, 2011, in addition to Sections 6(c), 6(d), and 9(a)(2), Section 6(c)(3) of the Act prohibits the attempted manipulation of the price of any commodity in interstate commerce. 7 U.S.C. § 9(3) (2012). Commission Regulation 180.2, 17 C.F.R. §180.2 (2014), which became effective on August 15, 2011, in relevant part, makes it “unlawful to … directly or indirectly to attempt to manipulate, the price of …any commodity in interstate commerce.” Regulation 180.2 codifies Section 6(c)(3).

Two elements are required to prove an attempted manipulation: (1) an intent to affect the market price, and (2) an overt act in furtherance of that intent. See In re Hohenberg Bros. Co. [1975-77 Transfer Binder] Comm. Fut. L. Rep. (CCH) ¶ 20,271, at 21,477 (CFTC Feb. 18, 1977); CFTC v. Bradley, 408 F. Supp. 2d 1214, 1220 (N.D. Okla. 2005). To prove the intent element of attempted manipulation, it must be shown that HSBC FX traders “acted (or failed to act) with the purpose or conscious object of causing or effecting a price or price trend in the market that did not reflect the legitimate forces of supply and demand.” In re Indiana Farm Bureau Coop. Ass’n, [1982-1984 Transfer Binder] Comm. Fut. L. Rep. (CCH) ¶ 21,796, at 27,283 (CFTC Dec. 17, 1982). “[W]hile knowledge of relevant market conditions is probative of intent, it is not necessary to prove that the accused knew to any particular degree of certainty that his actions would create an artificial price. It is enough to present evidence from which it may reasonably be inferred that the accused ‘consciously desire[d] that result, whatever the likelihood of that result happening from his conduct.’” Id. (quoting U.S. v. U.S. Gypsum Co., 438 U.S. 422, 445 (1978)). A profit motive may also be evidence of intent, although profit motive is not a necessary element of an attempted manipulation. See In re DiPlacido [2007-2009 Transfer Binder] Comm. Fut. L. Rep. (CCH) ¶ 30,970, at 62,484 (CFTC Nov. 5, 2008) (citing In re Hohenberg Bros. Co., [1975-1977 Transfer Binder] Comm. Fut. L. Rep. (CCH) at 21,478)), aff’d, 364 Fed. Appx. 657, No. 08-5559-ag, 2009 WL 3326624 (2d Cir. 2009). It is also not necessary that there be an actual effect on price. See CFTC v. Amaranth Advisors, L.L.C., 554 F. Supp.2d 523, 533 (S.D.N.Y. 2008).

Here, as evidenced by the foregoing, HSBC engaged in acts of attempted manipulation in violation of Sections 6(c), 6(d) and 9(a)(2) of the Act, 7 U.S.C. §§ 9, 13b and 13(a)(2) (2012). Additionally, with respect to conduct occurring on or after August 15, 2011, HSBC engaged in acts of attempted manipulation in violation of Section 6(c)(3), 7 U.S.C. § 9(3)(2012), and Regulation 180.2, 17 C.F.R. § 180.2 (2014).

B.	Respondent Aided and Abetted the Attempts of Traders at Other Banks to Manipulate FX Benchmark Rates

Pursuant to Section 13(a) of the Act, liability as an aider and abettor requires proof that: (1) the Act was violated, (2) the aider and abettor had knowledge of the wrongdoing underlying the violation, and (3) the aider and abettor intentionally assisted the primary wrongdoer. See 7 U.S.C. § 13c(a) (2012); In re Sharokh Nikkhah, [1999-2000 Transfer Binder] Comm. Fut. L. Rep. (CCH) ¶ 28,129, at 49,888 n.28 (CFTC May 12, 2000). Although actual knowledge of the primary wrongdoer’s conduct is required, knowledge of the unlawfulness of such conduct is not

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necessarily required to be demonstrated. See In re Lincolnwood Commodities, Inc., [1982-1984 Transfer Binder] Comm. Fut. L. Rep. (CCH) ¶ 21,986, at 28,255 (CFTC Jan. 31, 1984). Knowing assistance can be inferred from the surrounding facts and circumstances. Id. See also In re Buckwalter, [1990-1992 Transfer Binder] Comm. Fut. L. Rep. (CCH) ¶ 24,995, at 37,686 (CFTC Jan. 25, 1991).

Here, as evidenced by the foregoing, FX traders at other banks attempted to manipulate the WM/R and other FX benchmark rates in violation of Sections 6(c), 6(d), and 9(a)(2) of the Act, 7 U.S.C. §§ 9, 13b and 13(a)(2) (2012). Additionally, with respect to conduct occurring on or after August 15, 2011 FX traders at other banks violated Section 6(c)(3) of the Act, 7 U.S.C. § 9(3), and Regulation 180.2, 17 C.F.R. § 180.2 (2014). As evidenced above, HSBC, through the acts of certain of its FX traders, aided and abetted the attempts of traders at other banks to manipulate the FX benchmark rates in violation of the Act.

C.	Respondent Is Liable for the Acts of its Agents

Section 2(a)(1)(B) of the Act, 7 U.S.C. § 2(a)(1)(B) (2012), and Regulation 1.2, 17 C.F.R. § 1.2 (2014), provide that “[t]he act, omission, or failure of any official, agent or other person acting for any individual, association, partnership, corporation, or trust within the scope of his employment or office shall be deemed the act, omission, or failure of such individual, association, partnership, corporation or trust[.]” Pursuant to Section 2(a)(1)(B) of the Act and Commission Regulation 1.2, strict liability is imposed on principals for the actions of their agents. See, e.g., Rosenthal & Co. v. CFTC, 802 F.2d 963, 966 (7th Cir. 1986); Dohmen- Ramirez & Wellington Advisory, Inc. v. CFTC, 837 F.2d 847, 857-58 (9th Cir. 1988).

HSBC is liable for the acts, omissions and failures of its traders who acted as its employees and/or agents in the conduct described above. Accordingly, HSBC violated Sections 6(c), 6(d) and 9(a)(2), 7 U.S.C. §§ 9, 13b and 13(a)(2)(2012), by engaging in attempted manipulation and aiding and abetting attempted manipulation. Additionally, with respect to conduct occurring on or after August 15, 2011, HSBC is liable for violating Section 6(c)(3), 7 U.S.C. § 9(c)(3), 13(a)(2) (2012) and Regulation 180.2, 17 C.F.R. § 180.2 (2014), as set forth above.

V.

FINDINGS OF VIOLATIONS

Based on the foregoing, the Commission finds that Respondent violated Sections 6(c), 6(d) and 9(a)(2) of the Act, 7 U.S.C. §§ 9, 13b and 13(a)(2) (2012), and for conduct occurring on or after August 15, 2011, Section 6(c)(3), 7 U.S.C. § 9(3) and Regulation 180.2, 17 C.F.R. §

180.2 (2014).

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VI.

OFFER OF SETTLEMENT

Respondent, without admitting or denying the findings or conclusions herein, has submitted the Offer in which it:

A.	Acknowledges receipt of service of this Order;

B.	Admits the jurisdiction of the Commission with respect to this Order only and for any action or proceeding brought or authorized by the Commission based on violation of or enforcement of this Order.

C.	Waives:

1.	the filing and service of a complaint and notice of hearing;

2.	a hearing;

3.	all post-hearing procedures;

4.	judicial review by any court;

5.	any and all objections to the participation by any member of the Commission’s staff in the Commission’s consideration of the Offer;

6.	any and all claims that it may possess under the Equal Access to Justice Act, 5 U.S.C. § 504 (2012) and 28 U.S.C. § 2412 (2012), and/or the rules promulgated by the Commission in conformity therewith, Part 148 of the Commission’s Regulations, 17 C.F.R. §§ 148.1-30 (2014), relating to, or arising from, this proceeding;

7.	any and all claims that it may possess under the Small Business Regulatory Enforcement Fairness Act of 1996, Pub. L. No. 104-121, §§ 201-253, 110 Stat. 847, 857-868 (1996), as amended by Pub. L. No. 110-28, § 8302, 121 Stat. 112, 204-205 (2007), relating to, or arising from, this proceeding; and

8.	any claims of Double Jeopardy based on the institution of this proceeding or the entry in this proceeding of any order imposing a civil monetary penalty or any other relief;

D.	Stipulates that the record basis on which this Order is entered shall consist solely of the findings contained in this Order to which Respondent has consented in the Offer; and

E.	Consents, solely on the basis of the Offer, to the Commission’s entry of this Order that:
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1.	makes findings by the Commission that Respondent violated Sections 6(c), 6(d) and 9(a)(2) of the Act, 7 U.S.C. §§ 9(c), 13b and 13(a)(2) (2012) and for conduct occurring on or after August 15, 2011, Section 6(c)(3), 7 U.S.C. §9 and Regulation 180.2, 17 C.F.R. § 180.2 (2014);

2.	orders Respondent to cease and desist from violating Sections 6(c)(3) and 9(a)(2) of the Act, 7 U.S.C. §§ 9(3) and 13(a)(2) (2012) and Regulation 180.2, 17 C.F.R. § 180.2 (2014);

3.	orders Respondent to pay a civil monetary penalty in the amount of $275,000,000 plus post-judgment interest; and

4.	orders Respondent and its successors and assigns to comply with the conditions and undertakings consented to in the Offer and as set forth in Part VII of this Order.

F.	Respondent represents that it has already undertaken certain steps intended to make reasonable efforts to ensure the integrity of the FX markets, including the following:

1.	Strengthening mandatory training requirements for all FX employees, with a heavy focus on appropriate trading behavior.

2.	Implementing new procedures regarding the appropriate use of chat rooms as a form of communication, including by prohibition of nearly all participation by Investment Bank staff in multi-bank chat rooms.

3.	Strengthening supervision and surveillance of FX trading desks, including the ongoing introduction of specific trade surveillance systems and enhancements to electronic communication monitoring.

4.	HSBC introduced the Benchmark and Reference Rate Setting Policy on 26 June 2012. This policy was designed to create minimum standards for benchmark and reference rate setting activity across the Group, including relating to FX benchmarks.

5.	In July 2012 HSBC commenced a global initiative known as the Bench mark Rates Remediation Programme, which involved a multi-month audit to evaluate and de-risk HSBC’s participation in all its benchmark rates around the world. The Bank’s Remediation Programme established Benchmark Rates Steering Committees (“BRSC”) to monitor benchmarks and periodically audit the Bank’s participation in benchmarks going forward. Regional BRSC's started to include FX in January 2013 and the Global FX BRSC began meeting in April 2013.
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6.	In November 2012, HSBC implemented mandatory, periodic training on benchmark rate setting for all Global Markets staff, including FX.

7.	In May 2013, HSBC introduced the Benchmark and Reference Review Policy and updated the Benchmark Rate Setting Policy, including the addition of a section on conflict management and control of information procedures.

8.	Since April 2013, HSBC’s FX BRSC has overseen the development of tools to monitor all FX benchmark rates starting with submission-based benchmarks and on 31 July 2014 introduced a transaction-based tool to monitor trading activity around the WM/Reuters fixings. Sign off is performed by Front Office Supervisors with the results monitored by Product Control and reviewed in the monthly BRSC. Any concerns regarding unusual activity relating to the fixing are required to be escalated as appropriate, including potentially to Legal and executive management of HSBC.

9.	The FX BRSC also established independent product control monitoring for FX transaction-referenced and submission-based benchmarks, to, among other things, detect and deter trading or other conduct potentially intended to manipulate directly or indirectly FX benchmark rates. Sign off is performed by Front Office Supervisors with the results monitored by Product Control and reviewed in the monthly BRSC. Any concerns regarding unusual activity relating to the fixing are required to be escalated as appropriate, including potentially to Legal and executive management of HSBC.

10.	Since December 2012, HSBC has instituted a multitude of measures to address chat room use.

11.	Since November 2011, HSBC has utilized an automated electronic surveillance tool to monitor electronic communications, including those of its FX traders. HSBC continuously assesses the reliability of that system in light of on-going market events, including, among other things, updating the system to detect improper communications concerning FX benchmark rates.

12.	In December 2012, HSBC banned the use of multi-bank chat rooms by its employees in the Global Markets business.

13.	In 2013, HSBC Compliance and Global FX management gave FX staff further training on inappropriate communications and e-communication standards designed, in part, to deter improper communications concerning FX benchmark rates. Around the same time, HSBC also provided FX management with additional training related to supervision, including supervision of benchmark related trading activity.
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14.	In January 2014, HSBC issued detailed Global Markets Communications Guidelines that covered chat room use by traders, including FX traders.

15.	HSBC now provides front office supervisors samples of electronic communications to review.

16.	HSBC has and will continue to periodically review compliance with the chat room policy.

Upon consideration, the Commission has determined to accept the Offer.

VII. ORDER

Accordingly, IT IS HEREBY ORDERED THAT:

A.	Respondent shall cease and desist from violating Sections 6(c)(3) and 9(a)(2) of the Act,7 U.S.C. §§ 9(3) and 13(a)(2) (2012) of the Act and Regulation 180.2, 17 C.F.R. § 180.2 (2014).

B.	Respondent shall pay a civil monetary penalty of $275 Million Dollars ($275,000,000), within ten (10) days of the date of entry of this Order (the “CMP Obligation”). If the CMP Obligation is not paid in full within ten (10) days of the date of entry of this Order, then post judgment interest shall accrue on the CMP Obligation beginning on the date of entry of this Order and shall be determined by using the Treasury Bill rate prevailing on the date of entry of this Order pursuant to 28 U.S.C. § 1961 (2012). Respondent shall pay the CMP Obligation by electronic funds transfer, U.S. postal money order, certified check, bank cashier’s check, or bank money order. If payment is to be made other than by electronic funds transfer, then the payment shall be made payable to the Commodity Futures Trading Commission and sent to the address below:

Commodity Futures Trading Commission

Division of Enforcement

ATTN: Accounts Receivables --- AMZ 340

E-mail Box: 9-AMC-AMZ-AR-CFTC DOT/FAA/MMAC

6500 S. MacArthur Blvd. Oklahoma City, OK 73169

Telephone: (405) 954-7262

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If payment is to be made by electronic funds transfer, Respondent shall contact Nikki Gibson or her successor at the above address to receive payment instructions and shall fully comply with those instructions. Respondent shall accompany payment of the CMP Obligation with a cover letter that identifies the Respondent and the name and docket number of this proceeding. The Respondent shall simultaneously transmit copies of the cover letter and the form of payment to the Chief Financial Officer, Commodity Futures Trading Commission, Three Lafayette Centre, 1155 21st Street, NW, Washington, D.C. 20581.

C.	Respondent and its successors and assigns shall comply with the following undertakings set forth in the Offer.

1. REMEDIATION

As set forth above in Section VI, paragraph F, Respondent represents that it has already undertaken and continues to undertake extensive remedial measures to implement and strengthen its internal controls and procedures relating to its participation in the fixing of FX benchmark rates and related supervision of its FX traders. With respect to its remediation efforts to the extent not already undertaken, Respondent undertakes that:

a.	Respondent will implement and improve its internal controls and procedures in a manner reasonably designed to ensure the integrity of its participation in the fixing of any FX benchmark rate, including measures to identify and address internal or external conflicts of interest;

b.	Its remediation improvements will include internal controls and procedures relating to:

▪	measures designed to enhance the detection and deterrence of improper communications concerning FX benchmark rates, including the form and manner in which communications may occur;

▪	monitoring systems designed to enhance the detection and deterrence of trading or other conduct potentially intended to manipulate directly or indirectly FX benchmark rates;

▪	periodic audits, at least annually, of Respondent’s participation in the fixing of any FX benchmark rate;

▪	supervision of trading desks that participate in the fixing of any FX benchmark rate;

▪	routine and on-going training of all traders, supervisors and others who are involved in the fixing of any FX benchmark rate;

▪	processes for the periodic but routine review of written and oral communications of any traders, supervisors and others who are involved in the fixing of any FX benchmark rate with the review being documented and documentation being maintained for a period of three years; and
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▪	continue to implement its system for reporting, handling and investigating any suspected misconduct or questionable, unusual or unlawful activity relating to the fixing of any FX benchmark rate with escalation to compliance and legal and with reporting of material matters to the executive management of HSBC, the Commission and other appropriate regulators; the Respondent shall maintain the record basis of the handling of each such matter for a period of three years.

c.	Within 120 days of the entry of this Order, the Respondent shall make a report to the Commission, through the Division, concerning its remediation efforts, prior to and since the entry of this Order. Within 365 days of entry of this Order, Respondent shall submit a report to the Commission, through the Division, explaining how it has complied with the undertakings set forth herein. The report shall contain a certification from a representative of the Respondent’s Executive Management, after consultation with the Respondent’s chief compliance officer(s), that Respondent has complied with the undertakings set-forth above, and that it has established policies, procedures, and controls to satisfy the undertakings set-forth in the Order.

2. COOPERATION WITH THE COMMISSION

In this action, and in any investigation or other action instituted by the Commission, related to the subject matter of this action, Respondent shall cooperate fully and expeditiously with the Commission, including the Division, As part of such cooperation, Respondent agrees to the following for a period of three (3) years from the date of the entry of this Order, or until all related investigations and litigations in which the Commission, including the Division, is a party, are concluded, including through the appellate review process, whichever period is longer:

1.	Preserve all records relating to the subject matter of this proceeding, including, but not limited to, audio files, electronic mail, other documented communications, and trading records;

2.	Comply fully, promptly, completely, and truthfully with all inquiries and requests for non-privileged information or documents;

3.	Provide authentication of documents and other evidentiary material;
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4.   Provide copies of non-privileged documents within HSBC’s possession, custody or control;

5.   Subject to applicable laws and regulations, HSBC will make its best efforts to produce any current (as of the time of the request) officer, director, employee, or agent of HSBC, regardless of the individual’s location, and at such location that minimizes Commission travel expenditures, to provide assistance at any trial, proceeding, or Commission investigation related to the subject matter of this proceeding, including, but not limited to, requests for testimony, depositions, and/or interviews, and to encourage them to testify completely and truthfully in any such proceeding, trial, or investigation; and

6.   Subject to applicable laws and regulations, HSBC will make its best efforts to assist in locating and contacting any prior (as of the time of the request) officer, director, employee or agent of HSBC.

Respondent also agrees that it will not undertake any act that would limit its ability to cooperate fully with the Commission. HSBC will designate an agent located in the United States of America to receive all requests for information pursuant to these Undertakings, and shall provide notice regarding the identity of such Agent to the Division upon entry of this Order. Should HSBC seek to change the designated agent to receive such requests, notice of such intention shall be given to the Division fourteen (14) days before it occurs. Any person designated to receive such request shall be located in the United States of America.

3. PROHIBITED OR CONFLICTING UNDERTAKINGS

Should the Undertakings herein be prohibited by, or be contrary to the provisions of any obligations imposed on Respondent by any presently existing, or hereinafter enacted or promulgated laws, regulations, regulatory mandates, or the rules or definitions issued by a Benchmark Publisher, then Respondent shall promptly transmit notice to the Commission (through the Division) of such prohibition or conflict, and shall meet and confer in good faith with the Commission (through the Division) to reach an agreement regarding possible modifications to the Undertakings herein sufficient to resolve such inconsistent obligations. In the interim, Respondent will abide by the obligations imposed by the law, regulations, regulatory mandates and Benchmark Publishers’ rules and definitions. Nothing in these Undertakings shall limit, restrict or narrow any obligations pursuant to the Act or the Commission’s Regulations promulgated thereunder, including, but not limited to, Regulations 1.31 and 1.35, 17 C.F.R. §§ 1.31 and 1.35 (2014), in effect now or in the future.

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4. PUBLIC STATEMENTS

Respondent agrees that neither it nor any of its successors and assigns, agents or employees under its authority or control shall take any action or make any public statement denying, directly or indirectly, any findings or conclusions in this Order or creating, or tending to create, the impression that this Order is without a factual basis; provided, however, that nothing in this provision shall affect Respondent's (i) testimonial obligations, or (ii) right to take positions in other proceedings to which the Commission is not a party. Respondent and its successors and assigns shall undertake all steps necessary to entire that all of their agents and/or employees under their authority or control understand and comply with this agreement.

5.	Pursuant to Rule 506(d)(l)(iii)(B), 17 C.F.R. §230.506(d)(l)(iii)(B), of the Securities & Exchange Commission's Regulation D, this Order constitutes a Commission final order based on a violation of law and regulation that prohibits manipulative conduct. Nevertheless, under the specific and unique facts and circumstances presented here, pursuant to Rule 506(d)(2)(iii), disqualification under Rule 506(d)(l) of the Regulation D exemption should not arise as a consequence of this Order.

6. PARTIAL SATISFACTION

Respondent understands and agrees that any acceptance by the Commission of partial payment of Respondent's CMP Obligation shall not be deemed a waiver of its obligation to make further payments pursuant to this Order, or a waiver of the Commission's right to seek to compel payment of any remaining balance.

The provisions of this Order shall be effective as of this date.

By the Commission.

/s/ Christopher J. Kirkpatrick

Christopher J. Kirkpatrick

Secretary of the Commission

Commodity Futures Trading Commission

Dated: November 11, 2014

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